UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
D2J3 LLC dba Macrobites

Legal status of issuer

>*Form*
>Limited Liability Company

>*Jurisdiction of Incorporation/Organization*
>New Jersey

>*Date of organization*
>September 25, 2019

Physical address of issuer
1201 Springwood Avenue, , Unit 103, Asbury Park, NJ 07712

Website of issuer
macrobites.com

Name of intermediary through which the Offering will be conducted
Seed At The Table

CIK number of intermediary
0001808131

SEC file number of intermediary
0002

CRD number, if applicable, of intermediary
309331

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Fees: 5% of Raise Amount in Cash, plus 2% of Raise Amount in Convertible Equity (7% Total)

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fund America

Type of security offered
Convertible Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
$100.00

Target offering amount
$20,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
December 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$9,105.83	$2,116.27
Cash & Cash Equivalents	$7,964.71	$0.00
Accounts Receivable	$450.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$691.12	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$4,318.67	-$2,003.91

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 2, 2021

FORM C

Up to $250,000.00

D2J3 LLC dba Macrobites



Convertible Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by D2J3 LLC dba Macrobites, a New Jersey Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Convertible Notes of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $20,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind itsits offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed At The Table (the "Intermediary"). The Intermediary will be entitled to receive Fees: 5% of Raise Amount in Cash, plus 2% of Raise Amount in Convertible Equity (7% Total) related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$20,000.00	$1,000.00	$19,000.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   Seed At The Table will receive Fees: 5% of Raise Amount in Cash, plus 2% of Raise Amount in Convertible Equity (7% Total) in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at macrobites.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 2, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.   EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND   THE   TERMS   OF   THE   OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FUND AMERICA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company

undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: macrobites.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

D2J3 LLC dba Macrobites (the "Company") is a New Jersey Limited Liability Company, formed on September 25, 2019. The Company is currently also conducting business under the name of MacroBites.

The Company is located at 1201 Springwood Avenue, , Unit 103, Asbury Park, NJ 07712.

The Company's website is macrobites.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Cuisine For The Culture. We make it easy for anybody to eat nutritiously by shipping healthy, ready-to-eat meals and sauce nationwide. We also end hunger and fight food insecurity by giving away thousands of free meals every month.

• Ready-to-eat meal company shipping nationwide.
• 78% Average growth quarter over quarter since launch.
• Featured on NBC, CBS, and multiple other national news networks.
• 11% profit margin. (7.5% above industry average)

- Retail ready frozen meals, and signature sauces
- 4.9/5 average review score (Google, FB, and website)
- $91 average order amount.
- 12,000 meals sold to date.
- Estimated 244 billion dollar industry by 2027 (5.5% CAGR)

MacroBites makes healthy food accessible to everybody in the US, regardless of location. Using a unique system to package healthy meals that involves rapid chilling, and vacuum sealing, MacroBites can ship fresh meals anywhere in the US in 5 days or less.

The Offering

Minimum amount of Convertible Notes being offered	N/A
Total Convertible Notes outstanding after Offering (if minimum amount reached)	200
Maximum amount of Convertible Notes	2,500
Total Convertible Notes outstanding after Offering (if maximum amount reached)	2,500
Purchase price per Security	$100.00
Minimum investment amount per investor	$100.00
Offering deadline	December 31, 2021
Use of proceeds	See the description of the use of proceeds on page 21 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We use food products that are subject to global factors outside of our control.
This could cause our business to become unprofitable if prices inflate.

We face competition from other companies that are well capitalized.
This can put us in a disadvantage in a multitude of different situations.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 99.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New Jersey law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the

Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.

Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

You have limited opportunities to convert your Securities into common stock.

You will only be able to convert your Securities into common stock upon the occurrence of one or more of the following events: upon the (i) maturity of your Securities; (ii) occurrence of any event of default under your Securities (please see the section entitled "The Offering and The Securities" below for more information about the Events of Default under the Securities); or (iii) listing of shares of the common stock for public trading on any exchange, quotation system or bulletin board .There are no other events which will trigger your right to convert your Securities and you should factor that into your criteria for determining whether an investment in the Securities is appropriate for you.

Debt holders have priority over shareholders in the event of the Company's bankruptcy or liquidation.

In the event of our bankruptcy or liquidation, debt holders, will have priority to the Company's assets prior to any preferred or common shareholders receiving any assets upon liquidation. After repayment of all indebtedness, the Company may not have any assets to distribute to shareholders.

Dilution.

The conversion price of the common stock, which shall be determined by the Company (please see the section entitled "The Offering and The Securities" below for more information on the determination of conversion price) and may be substantially higher than the pro forma net tangible book value per share of the Company's outstanding common stock at the time of conversion. As a result, you may incur immediate and substantial dilution in the per share net tangible book value of your shares of common stock when you convert. Additionally, if the Company issues additional shares of common stock in the future, you may experience further dilution.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

The Company's Products and/or Services

Product / Service	Description	Current Market
Ready-to-Eat Meals, Salads, and Wraps	A variety of foods with health being the thread that ties it all together. Our meals are macronutrient centric meaning they all have an ideal ratio of proteins, fats, and carbs. Combining that with low sodium, low sugar seasoning, our customers are guaranteed to get a healthy meal.	Nationwide.

Signature Sauce	Hot Sauce, MB Sauce (Bourbon Style), MB Italian Dressing.	Nationwide.
Catering/Appearances	After being featured on CBS, NBC, USA Today, UFC, News12 NJ, and other media outlets we have carved out a section of business where we cater an event and the 3 owners Dave, Fritz, and Jarrette serve the food and/or speak.	Previous customers include Apple, Garden State Equality, Long Branch Public Schools, Montclair State University, Jersey Shore Medical Center, and others.

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer 18 varieties of our products and are hoping to expand our offerings to 23 by the end of this year. We are also rolling out our 2 best selling meals and signature sauces into multiple national grocery stores including Whole Foods, Deans Market, Shoprite, and Publix in Q4 2021

We offer our meals via our online website directly to our consumers. We ship them nationwide and also retail our meals in our 2 storefronts in Asbury Park and Robbinsville NJ.

Competition

The Company's primary competitors are Freshly, Eat Clean Bro, Clean Eats.

The markets in which our products are sold are highly competitive. Our meals compete against similar products of many large and small companies, including well-known nationwide competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We are well positioned in the industry segments and markets in which we operate, due to our unique story as a company, and the consumers desire to support us. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base

Our supply comes mostly from Sysco and Restaurant depot. Because of the general nature of our food, distribution and suppliers are readily available.

Our customers are our neighbors and local residents who appreciate our quality cuisine and our moved by our unique story. Our customers tend to be progressive, and have a strong passion for

supporting minority owned businesses. We have a huge following after being featured on multiple national news networks that will support us through anything.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1201 Springwood Avenue, , Unit 103, Asbury Park, NJ 07712

The Company has the following additional addresses: N/A

The Company conducts business in Continental United States .

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised

Intermediary Fees	5.00%	$1,000	5.40%	$13,500
Estimated Attorney Fees	5.00%	$1,000	0.40%	$1,000
General Marketing	5.00%	$1,000	20.00%	$50,000
Equipment Purchases	5.00%	$1,000	20.00%	$50,000
Future Wages	10.00%	$2,000	14.20%	$35,500
Accrued expenses of managers, officers, directors or employees	0.00%	$0	20.00%	$50,000
General Working Capital	70.00%	$14,000	20.00%	$50,000
Total	**100.00%**	**$20,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. We will use the money to fund our expansion into retail and scale up. With a known and proven profit margin on our meals risk is low.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Majority owners discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jarrette Atkins
CEO

Responsible for managing the businesses operations, and recipe creation. Also serving as the MB cafe' GM

15 years experience in the service industry.. Including line cook, waiter, bartender, and restaurant manager.

Name

Fritzner Georges
COO

Responsible for facilities operation and GM of MB Market

18 years contracting experience.

Name

David Lewis
President

Business development, marketing and social media.

15 years service industry experience, certified NASM personal trainer, mechanical engineer.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New Jersey law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in New Jersey.

Ownership

A majority of the Company is owned by a few people. Those people are David Lewis, Jarrette Atkins, Fritzner Georges.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
David Lewis	33.0%
Fritzner Georges	33.0%
Jarrette Atkins	33.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the Offering, we should have enough liquidity to execute our business plan until 2022. We intend to be profitable to ensure we have sufficient quantities of our product when necessary.

The Company intends for profitability in the next 12 months through growth digital marketing, retail expansion, and dtc expansion.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.   Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 2,500 of Convertible Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $20,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fund America until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price based on prior recent financings. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Seed At The Table, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

Fees: 5% of Raise Amount in Cash, plus 2% of Raise Amount in Convertible Equity (7% Total) .

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have membership interests outstanding.

Interest Payment and Amortization Schedule

The principal amount of a single Security or "Note" is 100. The Notes will not have any original issue discount. The Securities will pay interest at a rate of 10% in .
The Notes will mature upon 2 Years (24 months) from the date of issuance. The Notes are prepayable by the Company. The Notes will be prepayable by the Company upon Upon managements discretion. The Notes will not require a prepayment penalty.

Interest will accrue annually and be payable on the end of a full calendar year.

The notes are non-amortizing and the entire principal amount will be due and payable at maturity.

Subordination

The Notes are not subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, the following are additional events of default pursuant to the Notes: -non-payment of any amount of the loan (including interest) financial covenant breach. -material representation inaccuracy or warranty breach. -cross-default. -material adverse change (MAC) insolvency.

Covenants

The Notes contain the following restrictive covenants, which will inhibit its ability to take certain actions: restrictions on the incurrence of liens.

Conversion

The Notes are convertible into shares of common stock at the conversion rate of 201 shares per Note. The Company currently does not have enough common stock authorized to issue upon conversion.

The following adjustments to the conversion rate may be made: adjustments for future stock issuances. The Notes can be converted into common stock: Upon maturity and/or payment in full. . The Notes will be automatically converted into common stock: 30 days after maturity or payment.

Voting and Control

The Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Convertible Notes upon the following conditions, Majority owner (buyers) discretion contingent upon sellers wishes. Upon such repurchase, Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Lewis

(Signature)

David Lewis

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



MacroBites

Cuisine for the Culture

Cuisine For The Culture. We make it easy for anybody to eat nutritiously by shipping healthy, ready-to-eat meals and sauce nationwide. We also end hunger and fight food insecurity by giving away thousands of free meals every month.

Company Highlights



- Ready-to-eat meal company shipping nationwide.

- 78% Average growth quarter over quarter since launch.

- Featured on NBC, CBS, and multiple other national news networks.

- 11% profit margin. (7.5% above industry average)

- Retail ready frozen meals, and signature sauces

- 4.9/5 average review score (Google, FB, and website)

- $91 average order amount. 12,000 meals sold to date.

- Estimated 244 billion dollar industry by 2027 (5.5% CAGR)



72% of Americans have trouble accessing healthy food.



Eating healthy food is a problem in the US

The adult obesity rate is at an all time high of 42% with some projections showing before 2025 over half of the population will be over weight.

As a result, medical costs relating to obesity are at an all time high and many people are losing their lives from something preventable.

MacroBites
Cuisine for the Culture

MacroBites is a ready-to-eat meal company that ships extremely healthy, perfectly portioned meals nationwide.



MacroBites makes healthy food accessible to everybody in the US, regardless of location. Using a unique system to package healthy meals that involves rapid chilling, and vacuum sealing, MacroBites can ship fresh meals anywhere in the US in 5 days or less.

HOW IT WORKS

STEP 1



MacroBites
CUISINE FOR THE CULTURE
KEEPING YOU HEALTHY
SHIPPING NATIONWIDE TO THE CONTINENTAL UNITED STATES.

CUSTOMER GOES TO MACROBITES.COM

STEP 2



08:43
macrobites.com
New Orleans Strip
Nutrition Facts
Calories
470
Message Us

CUSTOMER CHOOSES MEALS

STEP 3



CUSTOMER PLACES ORDER, MACROBITES PACKAGES MEALS, MEALS SHIP NEXT DAY VIA UPS



M8

AS SEEN ON:

































CBS

NBC

USA TODAY

UFC

MONTCLAIR STATE UNIVERSITY

ASBURY PARK PRESS

ACCESS DAILY

news12 NEW JERSEY

MacroBites
INSPIRING BUSINESS OWNERS
CBSNewYork.com
TOTTENVILLE
news12
NEW JERSEY
ACCESS DAILY

AVERAGE GROWTH OF 78% QUARTER OVER QUARTER SINCE LAUNCH



50,000	
40,000	
30,000	
20,000	
10,000	
0	

Q4 2019   Q1 2020   Q2 2020   Q3 2020   Q4 2020   Q1 2021

SINCE LAUNCH IN Q4 2019 MACROBITES HAS EXPANDED RAPIDLY, FROM DELIVERING FOOD LOCALLY IN ONE COUNTY, TO SHIPPING NATIONWIDE.

OVER 12,000 MEALS SOLD TO DATE

11% OVERALL PROFIT MARGIN (7.5% ABOVE INDUSTRY AVERAGE)

CUSTOMERS AND ENDORSERS INCLUDE MULTIPLE UFC FIGHTERS, BODY BUILDERS, AND OTHER FITNESS PROFESSIONALS. MACROBITES IS ALSO ENDORSED BY MULTIPLE POLITICIANS AND CELEBRITY FIGURES.



MACROBITES SELLS MEALS DIRECT TO CONSUMER VIA OUR WEBSITE. WE ALSO RETAIL MEALS FROM OUR 2 STORE FRONTS IN NJ WITH PLANS TO EXPAND RAPIDLY IN THE RETAIL SPACE IN THE NEXT FEW MONTHS WITH OUR SIGNATURE SAUCE AND FROZEN MEALS.

AVERAGE ORDER SIZE $91

AVERAGE COST PER MEAL $2.39



MACROBITES MARKET



MEALS RETAIL AT $12.99 +TAX



ONE OF MACROBITES MOST HONORABLE ATTRIBUTES IS THE CONSISTENT GIVING BACK TO THE COMMUNITY. OPERATING WITH AN OPEN HAND, MACROBITES GIVES AWAY THOUSANDS OF MEALS EACH MONTH TO THE COMMUNITY, AS WELL AS OFFERING MULTIPLE FREE PROGRAMS AND INITIATIVES.





MacroBites
Presents

YOGA
FOR THE
CULTURE

5-6 PM
TUESDAYS
JUNE - AUGUST

FREE BEGINNER LEVEL
CLASS WITH YOGA
INSTRUCTOR SIARRA

SPRINGWOOD AVE PARK
ASBURY PARK



CITY OF ASBURY PARK
1897
NEW JERSEY

MacroBites
Presents

ZUMBA
IN THE PARK

FREE WEEKLY BEGINNERS ZUMBA CLASS

6-7 PM
EVERY TUESDAY
SPRINGWOOD AVE PARK
ASBURY PARK

WITH INSTRUCTOR
ANNETTE RIOS

ANNETTE_R@HOTMAIL.COM   FOR MORE INFO, PLEASE CALL THE AP
RECREATION DEPT 732-502-5759

JULY 6TH - AUGUST 24TH

WEATHER PERMITTING





183 BILLION DOLLAR READY-TO-EAT MEALS INDUSTRY. EXPECTED TO GROW 5.5% YEARLY

MACROBITES PLANS TO CAPTURE 5-10% OF US READY-TO-EAT MEAL MARKET BY EXPANDING DIRECT TO CONSUMER SALES AND RETAIL SALES NATIONWIDE

NATIONWIDE SALES TO DATE BY STATE



PRODUCTS INCLUDE 3 SIGNATURE SAUCES. COLOMBIAN HOT SAUCE, MB SAUCE, AND MB DRESSING



MB DRESSING

ITALIAN STYLE
MARINATE & DRESSING

ZESTY ITALIAN DRESSING
WORKS GREAT AS MARINATE
AND SALAD DRESSING

INGREDIENTS: DISTILLED VINEGAR, OLIVE OIL,
CIDER VINEGAR, DRIED ONION, BLACK PEPPER,
PARSLEY, CELERY SEED, BASIL, OREGANO, THYME,
GARLIC, DRIED ORANGE PEEL, JALAPENO PEPPER,
TOMATO, LEMON ZEST, BELL PEPPER, ROSEMARY,
CAYENNE PEPPER, DICED CARROTS.

16 FL.
KEEP

HOT SAUCE

HOMEMADE
COLOMBIAN HOT SAUCE

UNIQUE FAMILY RECIPE
TANGY AND FLAVORFUL
AMAZING WITH EVERYTHING

16 FL. OZ. (0.47 L)

KEEP REFRIGERATED

MB SAUCE

NEW ORLEANS STYLE
BOURBON SAUCE

SWEET WITH A LITTLE HEAT
WORKS GREAT AS MARINATE AND
ALL PURPOSE SAUCE.

INGREDIENTS: OLIVE OIL, MOLASSES, SOY SAUCE,
PEPPER, JALAPENOS, ONION PUREE, WHISKEY,
PEPPERS, CARAMEL, SALT, BLACK PEPPER, DRIED
ORANGE PEEL

16 FL. OZ. (0.47 L)

KEEP REFRIGERATED

WHATS NEXT?



MACROBITES PLANS TO AGGRESSIVELY EXPAND IN THE UPCOMING MONTHS. A FUNDRAISING CAMPAIGN (250K – 750K) IS SET TO START IN AUGUST 2021 AND A NATIONWIDE MEDIA/POP UP TOUR IS SCHEDULED FOR Q4 2021. AN AGGRESSIVE EXPANSION PLAN IS IN PLACE TO ENSURE RAPID GROWTH IN THE NEXT FEW QUARTERS.

500,000	
400,000	
300,000	
200,000	
100,000	
0	

Q4 2019 | Q1 2020 | Q2 2020 | Q3 2020 | Q4 2020 | Q1 2021 | Q2 2021 | Q3 2021 | Q4 2021 | Q1 2022

PROJECTIONS BASED ON CURRENT 78% AVERAGE GROWTH RATE

OWNERSHIP









DAVID LEWIS JR
PRESIDENT

- Business Development
- Marketing
- Social Media Manager

FRITZ GEORGES
COO

- MB Market GM
- Sales
- Facility Manager

JARRETTE ATKINS III
CEO

- MB Cafe' GM
- Accounting
- Recipes

3 Black men. 3 Black fathers. Former troublemakers that everybody counted out. It's a real underdog story and we love it. We use it as motivation to keep going even when it seems impossible. We keep our culture close to us so we never forget where we came from. We remind ourselves that we're doing this for our kids, so they can have a shot. We constantly give back to our community, not for pictures on the gram, but because we actually care. After doing a ton of bad things in this world its rewarding to constantly give back and bring positive energy. If people hate us, we love them in return. Hate doesn't live in our hearts, only peace love and happiness. Forever driven to make an impact. It's never too late to turn your life around and start doing good. We are walking living proof.



JOIN US!

WE WERE THE FIRST BLACK OWNED MEAL PREP COMPANY IN NJ, AND THE FIRST BLACK OWNED READY-TO-EAT MEAL COMPANY THAT SHIPS NATIONWIDE. JOIN US AS WE CONTINUE TO BE THE FIRSTS IN OUR FIELD AND CHANGE OUR COMMUNITIES!

MacroBites
Cuisine for the Culture

D2J3 LLC dba. MacroBites

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

MACROBITES

BALANCE SHEETS

		As of December 31,	
		2020	2019
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$	7964.71	2116.27
Prepaid expenses		691.12	0
Accounts receivable		450	0
TOTAL CURRENT ASSETS		9105.83	2116.27
TOTAL ASSETS		9105.83	2116.27
LIABILITIES AND SHAREHOLDERS EQUITY			
CURRENT LIABILITIES			
Accounts Payable		832.12	0
TOTAL LIABILITIES		832.12	0
SHAREHOLDERS EQUITY			
Capital Stock		0	0
Additional Paid in Capital		8273.71	2116.27
TOTAL LIABILITIES AND SHAREHOLDER EQUITY		9105.83	2116.27

MACROBITES

Statement of Operations

		2020	2019
Operating Income			
Revenue	$	71,850.29	2,835.50
Cost of goods sold		24,947.46	2,576.09
Gross Profit		**46,902.83**	**259.41**
Operating Expenses			
Advertising & Marketing		9,578.29	677.08
Bank Charges and Fees		286.96	0
Insurance		475.19	0
Office Supplies & Software		5,474.52	701.53
Other Business Expenses		7,313.68	674
Rent & Lease		8,521.07	0
Taxes & Licenses		503.10	0
Travel		6,901.17	0
Wages		8,024.35	0
Uncategorized Expense		4,143.17	210.71
Net Income		**-4318.67**	**-2,003.91**

MACROBITES

Consolidated Statement of Equity

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, SEPTEMBER 25, 2019 (INCEPTION)					
Contributions	0	0	$10,595.97		$10,595.97
Other comprehensive gain/(loss)	0	0			
Net income	0	0		(6,322.68)	(6,322.68)
ENDING BALANCE, DECEMBER 31, 2020	**0**	**0**	**10,595.97**	**(6,322.68)**	**4,273.29**

MACROBITES

Statement of Cash Flows

		2020	2019
Cash Flows From Operating Activities			
Net Income (Loss) for the period	$	(4,318.67)	(2,003.91)
Net Cash Flows From Operating Activities		**(4,318.67)**	**(2,003.91)**
Cash Flows From Financing Activities			
Business Grants		13,243.43	0
Owner Investment		6,475.76	4,120.18
Net Cash Flows From Financing Activities		**15,400.52**	**2,116.27**
Cash at Beginning of Period		2,116.27	0
Net Increase (Decrease) In Cash		15,400.52	2,116.27
Cash at End of Period		17,516.79	2,116.27

MACROBITES
NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2019 and 2018

1. ORGANIZATION AND PURPOSE

MACROBITES (the "Company"), is a corporation organized under the laws of the State of New Jersey. The Company operates a ready-to-eat meal company that ships meals nationwide.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

CONVERTIBLE PROMISSORY NOTE

No. ______ **Date of Issuance**

USD $___________ [Principal Amount] **______________**

FOR VALUE RECEIVED, D2J3 LLC dbs. MacroBites., a New Jersey Limited Liability Company (the "**Company**"), hereby promises to pay to the order of PURCHASER NAME (the "**Holder**"), the principal sum of USD $PRINCIPAL AMOUNT (the "**Principal Amount**"), together with interest thereon from the date of issuance of this convertible promissory note (this "**Note**"). Interest will accrue at a rate of 10% per annum compounded annually. Unless earlier converted into Conversion Shares (as defined below), the principal and accrued interest of this Note will be due and payable by the Company at any time on or after MATURITY DATE (the "**Maturity Date**") at the Company's election or upon demand by the Holder.

Capitalized terms not otherwise defined in this Note will have the meanings set forth in Section 3.1.

1. Payment. All payments will be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Holder may from time to time designate in writing to the Company. Payment will be credited first to accrued interest due and payable, with any remainder applied to principal. Prepayment of principal, together with accrued interest, may not be made without the written consent of the Holder, except in the event of a Corporate Transaction (as set forth in Section 3.3(a)).

2. Security. This Note is a general unsecured obligation of the Company.

3. Conversion. This Note will be convertible into Equity Securities pursuant to the following terms.

3.1 Definitions.

(a) "**Common Stock**" means the Company's common stock.

(b) "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of this Note) means:

(i)   with respect to a conversion pursuant to Section 3.3, shares of Common Stock; and

(ii) with respect to a conversion pursuant to Section 3.4, shares of Common Stock.

(c)   "**Conversion Price**" means (rounded to the nearest 1/100th of one cent):

(i)   with respect to a conversion pursuant to Section 3.3, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction; and

(ii) with respect to a conversion pursuant to Section 3.4, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to such conversion.

(d)   "**Corporate Transaction**" means:

(i)   the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(ii) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

(e)   "**Discount**" means 20%.

(f) **"Equity Securities"** means (i) Common Stock; (ii) any securities conferring the right to purchase Common Stock; or (iii) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (A) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (B) any convertible promissory notes (including this Note) issued by the Company; and (C) any SAFEs that have been issued by the Company.

(g) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

(h) **"Fully Diluted Capitalization"** means the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's capital stock. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (A) any convertible promissory notes (including this Note) issued by the Company; (B) any SAFEs issued by the Company; and (C) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

(i) **"Preferred Stock"** means all series of the Company's preferred stock, whether now existing or hereafter created.

(j) **"SAFE"** means any simple agreement for future equity (or other similar agreement) which is issued by the Company for bona fide financing purposes and which may convert into the Company's capital stock in accordance with its terms.

(k) **"Securities Act"** means the Securities Act of 1933, as amended.

(l) **"Valuation Cap"** means USD $4,000,000.

3.2 Corporate Transaction Conversion. In the event of a Corporate Transaction prior to the conversion of this Note pursuant to Section 3.4 or the repayment of this Note, at the closing of such Corporate Transaction, the Holder may elect that either: (a) the Company will pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note and (y) the outstanding principal balance of this Note; or (b) this Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of conversion by (y) the applicable Conversion Price. The Discount will be applied to the Conversion Price.

3.3 Maturity Conversion. At any time on or after the Maturity Date, at the election of the Holder, this Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price. The Discount will be applied to the Conversion Price.

3.4 Mechanics of Conversion.

(a) Certificates. As promptly as practicable after the conversion of this Note and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Holder, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this Note to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this Note pursuant to Section 3.2 may be made contingent upon the closing of the Corporate Transaction.

4. Representations and Warranties of the Company. In connection with the transactions contemplated by this Note, the Company hereby represents and warrants to the Holder as follows:

4.1 Due Organization; Qualification and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

4.2 Authorization and Enforceability. Except for the authorization and issuance of the Conversion Shares, all corporate action has been taken on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of this Note. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Note valid and enforceable in accordance with its terms.

5. Representations and Warranties of the Holder. In connection with the transactions contemplated by this Note, the Holder hereby represents and warrants to the Company as follows:

5.1 Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this Note and to perform all obligations required to be performed by it hereunder. This Note, when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

5.2 Purchase Entirely for Own Account. The Holder acknowledges that this Note is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder hereby confirms by executing this Note, that this Note, the Conversion Shares,

and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the "**Securities**") will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Note, the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

5.3   Disclosure of Information; Non-Reliance. The Holder acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in the Securities. The Holder further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities. The Holder confirms that the Company has not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, the Holder is not relying on the advice or recommendations of the Company and has made its own independent decision that the investment in the Securities is suitable and appropriate for the Holder. The Holder understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

5.4   Restricted Securities. The Holder understands that the Securities have not been, and will not be, registered under the Securities Act or state securities laws, by reason of specific exemptions from the registration provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Holder's representations as expressed herein. The Holder understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, the Holder must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("**SEC**") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Holder acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Holder's control, and which the Company is under no obligation, and may not be able, to satisfy.

5.5   No Public Market. The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

5.6   No General Solicitation. The Holder, and its officers, directors, employees, agents, stockholders or partners have not either directly or indirectly, including through a

broker or finder solicited offers for or offered or sold the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act. The Holder acknowledges that neither the Company nor any other person offered to sell the Securities to it by means of any form of general solicitation or advertising within the meaning of Rule 502 of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

5.7 <u>Residence</u>. If the Holder is an individual, then the Holder resides in the state or province identified in the address shown on the Holder's signature page hereto. If the Holder is a partnership, corporation, limited liability company or other entity, then the Holder's principal place of business is located in the state or province identified in the address shown on the Holder's signature page hereto.

6. <u>Miscellaneous</u>.

6.1 <u>Successors and Assigns</u>. Except as otherwise provided herein, the terms and conditions of this Note will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this Note without the written consent of the Holder. This Note is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Note.

6.2 <u>Choice of Law</u>. This Note, and all matters arising out of or relating to this Note, whether sounding in contract, tort, or statute will be governed by and construed in accordance with the internal laws of the State of New Jersey, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New Jersey.

6.3 <u>Counterparts</u>. This Note may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 <u>Titles and Subtitles</u>. The titles and subtitles used in this Note are included for convenience only and are not to be considered in construing or interpreting this Note.

6.5 <u>Notices</u>. All notices and other communications given or made pursuant hereto will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by email or confirmed facsimile; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one

(1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications will be sent to the respective parties at the addresses shown on the signature pages hereto (or to such email address, facsimile number or other address as subsequently modified by written notice given in accordance with this Section 6.5).

6.6 No Finder's Fee. Each party represents that it neither is nor will be obligated to pay any finder's fee, broker's fee or commission in connection with the transactions contemplated by this Note. The Holder agrees to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Note (and the costs and expenses of defending against such liability or asserted liability) for which the Holder or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold the Holder harmless from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of the transactions contemplated by this Note (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.7 Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Note.

6.8 Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Note, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.9 Entire Agreement; Amendments and Waivers. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. Any term of this Note may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. Any waiver or amendment effected in accordance with this Section 6.9 will be binding upon each future holder of this Note and the Company.

6.10 Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provisions will be excluded from this Note and the balance of the Note will be interpreted as if such provisions were so excluded and this Note will be enforceable in accordance with its terms.

6.11 Transfer Restrictions.

(a) "Market Stand-Off" Agreement. The Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "IPO") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing

underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 6.11(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Holder only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 6.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 6.11(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 6.11(a) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 6.11(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Note, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 5 and the undertaking set out in Section 6.11(a) and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) the Holder has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Holder agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(c)   Legends. The Holder understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE ACT.

6.12 Acknowledgment. For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of shares of the Company's capital stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's capital stock underlying the Conversion Shares that occur prior to the conversion of this Note.

6.13 Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this Note and any agreements executed in connection herewith.

6.14 Limitation on Interest. In no event will any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law, and if any

payment made by the Company under this Note exceeds such maximum rate, then such excess sum will be credited by the Holder as a payment of principal.

6.15 Officers and Directors not Liable. In no event will any officer or director of the Company be liable for any amounts due and payable pursuant to this Note.

6.16 Approval. The Company hereby represents that its board of directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Note based upon a reasonable belief that the principal provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the principal of this Note primarily for the operations of its business, and not for any personal, family or household purpose.

6.17 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[SIGNATURE PAGES FOLLOW]

D2J3 LLC

By_____
Name: David Lewis
Title: President

Address:
1201 Springwood Ave
Unit 103
Asbury Park, NJ 07712

Email Address:
david@macrobites.com

Agreed to and accepted:

_____
Name: <mark>PURCHASER NAME</mark>

Address:
<mark>STREET ADDRESS</mark>
<mark>CITY, {STATE} ZIP</mark>

Email Address: <mark>EMAIL</mark>

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Macro Bites

We make it easy for anybody to eat nutritiously by shipping healthy, ready-to-eat meals and sauce nationwide. Using a unique system to package healthy meals that involves rapid chilling, and vacuum sealing, MacroBites can ship fresh meals anywhere in the US in 5 days or less.

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Minimum investment of $100 and understanding of risk outlined in the risk section.

MacroBites
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